SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*   The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section,

–	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section,

–	Exhibit (d) is hereby amended by adding the text under the caption “KfW’s Results for the Six Months Ended June 30, 2007” on pages 4-6 hereof to the “Recent Developments—KfW” section,

–	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—KfW—Other Recent Developments” section with the text under the caption “Other Recent Developments” on pages 6-8 hereof,

–	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 9-11 hereof, and

–	Exhibit (g) is hereby amended by replacing the text contained therein with the text on page 12 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On August 30, 2007, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.7327 per U.S. dollar ($1.3648 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average (1)	High	Low
Quarter ended June 30, 2007	1.3520	1.3544	1.3660	1.3295

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from February 2007 through July 2007, as reported by the Federal Reserve Bank of New York.

2007	High	Low
February	1.3246	1.2933
March	1.3374	1.3094
April	1.3660	1.3363
May	1.3616	1.3453
June	1.3526	1.3295
July	1.3831	1.3592
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Months Ended June 30, 2007
     The following information is based on unaudited financial information prepared in accordance with generally accepted accounting principles in Germany (“German GAAP”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2007. KfW will prepare its consolidated financial statements for the full year ending December 31, 2007 in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”).
     For the six months ended June 30, 2007, the group’s total assets increased by 6%, or EUR 19.9 billion, to EUR 379.5 billion, compared with EUR 359.6 billion for the year ended December 31, 2006. The group’s income from current operations before risk provisions and valuations increased by EUR 47 million to EUR 733 million for the first six months of 2007, compared with EUR 686 million for the first six months of 2006.
Commitments
     The following table sets forth a breakdown by category of KfW’s commitments for loans, grants and guarantees during the first six months of 2007 as compared with the first six months of 2006.

	Six months
	ended June 30,
	2006	2007
	(EUR in billions)
Commitments (1)
Investment finance in the Federal Republic and elsewhere in Europe	25.8	36.0
KfW Mittelstandsbank (KfW SME Bank)	8.6	12.1
of which:
Loans	5.9	6.5
Guarantees and securitizations (2)	2.6	5.6
KfW Förderbank (KfW Promotional Bank)	17.2	23.8
of which:
Loans	16.8	19.3
Securitization commitments (3)	0.4	4.6
KfW IPEX-Bank	6.6	8.2
KfW Entwicklungsbank (KfW Development Bank)	0.6	0.8

Total	32.9	45.0

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in the totals are due to rounding.

(2)	Includes transactions under the PROMISE program and its variations, guarantees and the ABS SME Portfolio. Guarantees amounted to EUR 1.7 million in the first half of 2007 and EUR 8.8 million in the first half of 2006. New commitments in connection with the ABS SME portfolio amounted to EUR 189.5 million as of June 30, 2007 and EUR 84.6 million as of June 30, 2006. First loss pieces retained by the originating banks amounted to EUR 2.4 million for the first half of 2007, while no first loss pieces were retained in the first half of 2006.

(3)	Includes transactions under the PROVIDE program and its variations. First-loss pieces retained by the originating banks amounted to EUR 14.0 million in the first half of 2007. No first loss pieces were retained in the first half of 2006.
     Commitments by KfW Mittelstandsbank increased by EUR 3.5 billion, or 42%, to EUR 12.1 billion in the first six months of 2007 compared to the same period in 2006. This increase was due to an increase in the total volume of securitization transactions to EUR 5.4 billion, which was EUR 2.8 billion higher than the total volume of securitization transactions in the first six months of 2006. Also contributing to this increase was strong demand for KfW Mittelstandsbank’s most important loan program, the Unternehmerkredit (Entrepreneurial Loan). Commitments under the Unternehmerkredit program increased by EUR 1.3 billion from EUR 3.3 billion in the first six months of 2006 to EUR 4.6 billion in the first six months of 2007, reflecting increased investment activity by German SMEs and the robust German economy. The increase in the volume of commitments under KfW Mittelstandsbank’s SME loan programs was partially offset by a decrease in the volume of commitments in its mezzanine programs, which declined by EUR 0.7 billion from EUR 1.3 billion in the first six months of 2006 to EUR 0.6 billion in the first six months of 2007. Commitments for financings under KfW’s equity participation programs amounted to EUR 0.2 billion for the first six months of 2007 compared to EUR 0.1 billion for the first six months of 2006.
     In the traditional SME loan programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default. As from July 2007, KfW Mittelstandsbank is now offering on-lending banks in its Unternehmerkredit program the option of a partial (50%) exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared between KfW and the bank. The risk margin is calculated on a risk-adjusted basis and is based upon the creditworthiness of the investing SME and the value of the collateral provided. The risk-sharing concept is intended to encourage on-lending banks to extend loans, especially to small and medium-sized enterprises with a higher risk profile.
     The volume of commitments under the loan programs of KfW Förderbank amounted to EUR 23.8 billion in the first six months of 2007 compared to EUR 17.2 billion for the same period in 2006. This increase was largely due to the securitization of two loan portfolios under KfW’s PROVIDE platform with a total volume of EUR 4.6 billion, compared with the securitization of only one loan portfolio in the first six months of 2006 with a volume of EUR 0.4 billion. The increase in commitments of KfW Förderbank was also due to higher demand for promotional loans, for which the volume of commitments amounted to EUR 19.3 billion for the first six months of 2007 compared to EUR 16.8 billion for the same period of 2006, representing an increase of EUR 2.5 billion or 15%. This development mainly reflected new commitments for global loans to promotional institutions of the federal states (Landesförderinstitute) in the amount of EUR 5.7 billion for the first six months of 2007 compared to EUR 3.1 billion for the first six months of 2006. Loans for housing amounted to EUR 8.3 billion for the first six months of 2007 compared to EUR 8.9 billion for the first six months of 2006. The higher level of commitments in the first six months of 2006 was due to special low interest rates for housing loans made available by the Federal Government and KfW in connection with the launch of the promotional initiative “Housing, Environment, Growth” at the beginning of February 2006. The decrease in housing loans in 2007 was partially offset by an increase in loan commitments under other KfW Förderbank programs (i.e., environmental protection/renewable energy, infrastructure and education) totaling EUR 5.2 billion for the first six months of 2007 compared to EUR 4.8 billion for the for the first six months of 2006. In the case of education loans, the volume of commitments for the student loan program amounted to EUR 202 million. As these commitments are made in form of frame loans, the commitment figures are based on the maximum withdrawal possible.
     Commitments of KfW IPEX-Bank during the first six months of 2007 amounted to EUR 8.2 billion compared with EUR 6.6 billion for the first six months of 2006. This marked increase was largely due to high volume commitments in the ship finance business. EUR 1.6 billion of the total amount related to KfW IPEX-Bank’s domestic business and EUR 6.6 billion, to commitments outside Germany. As in previous years, financing commitments outside Germany were concentrated heavily in Europe (52% of new commitments), followed by North and Latin America (together, 27%), Asia (20%) and Africa (1%). Besides shipping, new commitments were particularly strong in the rail and road, basic industries and energy sectors.
     The volume of commitments under the programs of KfW Entwicklungsbank amounted to EUR 0.8 billion in the first six months of 2007, compared with EUR 0.6 billion in the first six months of 2006.
Sources of Funds
     The volume of funding raised in the capital markets for the first six months of 2007 was EUR 34.8 billion (excluding credit-linked certificates of indebtedness in the amount of EUR 0.7 billion), of which 36% was raised in euro and the remainder in 20 other currencies.

As of
June 30, 2007

(EUR in millions)
Capitalization and Indebtedness of KFW
Short-term indebtedness (1)	95,601
Long-term borrowings (2) from Federal Government	12,178
ERP Special Fund	15,112
Banks	8,394
Other lenders	15,350

Total long-term borrowings	51,034
Bonds (2)	186,092

Total long-term debt	237,126
Equity
Paid-in capital (3)	3,300
Reserves (4)	7,238
Fund for general bank risks	2,800

Total equity	13,338
Total capitalization	346,065

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to EUR 3,750 million. EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of EUR 1,604 million, retained earnings of EUR 4,852 million and reserves from the ERP Special Fund of EUR 782 million.
     As of June 30, 2007, the fund for general bank risk decreased from EUR 5.3 billion as of March 31, 2007 to EUR 2.8 billion as a result of EUR 2.5 billion in risk provisions being recorded in connection with the risk protection for IKB Deutsche Industriebank AG (“IKB”). See “— Other Recent Developments — Support of IKB” below.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of June 30, 2007 are not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2007.
Other Recent Developments
Reorganization of ERP Special Fund
     The reorganization of the ERP Special Fund was implemented by legislation that became effective on June 30, 2007. In accordance with the legislation, assets of the ERP Special Fund were transferred to KfW, EUR 4.65 billion as equity capital and EUR 3.25 billion in the form of a subordinated loan, with effect as of July 1, 2007. These funds will be dedicated to and used only for the specific purpose of ERP economic promotion.
Cooperation between KfW Entwicklungsbank and GTZ
     Discussions regarding enhanced cooperation between KfW Entwicklungsbank and Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (“GTZ”) are still ongoing. A government decision is still pending. KfW is unable to predict whether or in what form such closer cooperation will be implemented or the timing thereof.

Support of IKB
     IKB, in which KfW holds a 37.8% equity interest, provided, along with other banks, several liquidity facilities for the benefit of Rhineland Funding Capital Corporation (“RFCC”), a corporation incorporated under the laws of the State of Delaware, U.S.A., that invests, through special purpose vehicles, in structured credit portfolios (which include exposures to U.S. sub-prime real estate loans) and refinances its investments by issuing asset-backed commercial paper.
     In the course of the ongoing crisis in the U.S. sub-prime mortgage market, valuations of certain assets traded in this market segment have been adversely affected. Due to these market conditions, RFCC’s ability to refinance its investment portfolios in the commercial paper market was threatened, making it more likely that the liquidity facilities provided by IKB would be drawn upon.
     In light of these developments, KfW has, in principle, agreed to take the measures necessary to protect IKB from the risks arising in connection with RFCC.
     In order to ensure IKB’s liquidity position, KfW, in coordination with the German banking supervisory authorities, assumed as from July 30, 2007 all of IKB’s rights and obligations under the liquidity facilities provided for the benefit of RFCC, which obligations currently total approximately EUR 8.1 billion. By assuming IKB’s obligations under these liquidity facilities, KfW has implicitly assumed certain credit risks included in the RFCC portfolios.
     Apart from its indirect investments through its engagement as liquidity provider for the benefit of RFCC, IKB has substantial direct investments in structured credit portfolios on its balance sheet which include exposures to U.S. sub-prime real estate loans. KfW, in principle, is also prepared to assume certain risks relating to these assets.
     In addition to KfW, several of the German banking associations have, in principle, committed to protect IKB from risks arising in connection with the direct and indirect investments described above, albeit to a more limited extent. The banking associations participating in IKB’s risk protection are the association of private banks (Bundesverband deutscher Banken), the association of savings banks (Deutscher Sparkassen- und Giroverband) and the association of cooperative banks (Bundesverband der deutschen Volksbanken und Raiffeisenbanken). On August 9, 2007, in order to formalize the commitments made in principle, KfW and these banking associations established a pool, for which KfW is acting as pool leader. On August 16, 2007, an agreement among the participants in the pool was signed. According to this pool agreement, KfW will bear 70% and the banking associations participating in the pool will bear 30% of the losses potentially resulting from IKB’s risk protection. The banking associations’ participation in IKB’s risk protection is, however, capped at EUR 1 billion.
     KfW currently estimates that the potential total losses to which it is exposed in connection with the risk protection for IKB may be up to EUR 2.5 billion. On August 14, 2007, KfW’s Board of Managing Directors decided to account for these potential losses by reallocating with retroactive effect to June 30, 2007, EUR 2.5 billion from its fund for general bank risks (Fonds für allgemeine Bankrisiken) accumulated in accordance with § 340g of the German Commercial Code to a specific reserve on its balance sheet. As a result of this reallocation, KfW’s fund for general bank risks has decreased to EUR 2.8 billion and KfW’s equity was reduced. In accordance with German GAAP, this reallocation did not affect KfW’s consolidated net income for the period ended June 30, 2007. KfW will, however, prepare its consolidated financial statements for the full year ending December 31, 2007 in accordance with IFRS. Under IFRS, the reallocation is expected to have a negative effect on KfW’s consolidated income statement.
     KfW does not believe that its financial commitments to IKB as described above will have any material adverse effect on its overall financial condition, including on KfW’s ability to perform its payment obligations under its debt securities.
     On July 29, 2007, the Supervisory Board of IKB appointed Dr. Günther Bräunig, a member of the Board of Managing Directors of KfW, as Chief Executive Officer of IKB and Dr. Dieter Glüder, a director of KfW, as a member of IKB’s Board of Managing Directors. Due to their appointment to

IKB’s Board of Managing Directors, Dr. Bräunig and Dr. Glüder will temporarily cease to perform their functions as member of the Board of Managing Directors and Director of KfW, respectively.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Real Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same quarter in
Reference period	previous quarter	previous year
2nd quarter 2006	1.3%	3.0%
3rd quarter 2006	0.7%	3.2%
4th quarter 2006	1.0%	4.0%
1st quarter 2007	0.5%	3.6%
2nd quarter 2007	0.3%	2.5%
     Economic growth in the second quarter of 2007 was based mainly on strong foreign trade: exports increased, while price-adjusted imports decreased, in each case compared with the first quarter of 2007. Consequently, net exports contributed 0.8 percentage points to GDP growth. Domestic demand also contributed to economic growth, although to a much lesser extent. Final consumption expenditure of households increased by 0.6% compared to the previous quarter, following a marked decrease in the first quarter of 2007. Government final expenditure, however, declined slightly compared with the beginning of 2007. Gross fixed capital formation in machinery and equipment increased markedly (+2.5%) compared with the previous quarter, whereas capital formation in construction decreased significantly (-4.8%). Changes in inventories also had a dampening effect on economic growth (-0.6 percentage points).
     Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2007, Press release, 23 August 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/08/PE07__330__811,templateId=renderPrint.psml).
Inflation Rate
Inflation rate
(based on overall consumer price index)

		Percentage change on the
Reference period	Percentage change on previous month	same month in previous year
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%
May 2007	0.2%	1.9%
June 2007	0.1%	1.8%
July 2007	0.4%	1.9%
     The price trend observed for mineral oil products had a downward effect on the year-on-year rate of price increase: excluding mineral oil products, the rate of price increase would have been 2.0% in July 2007. Liquid fuel prices decreased by 6.2% on the prior year, and motor fuel prices rose just slightly. By contrast, prices for all other household energy sources (including gas, charges for heating and warm water, electricity), however, increased. Food prices rose by 1.9% in July 2007 compared with July 2006, especially for fruit, bread, cereals, milk, margarine and butter. Compared to the prior year, prices for information processing equipment and consumer electronics decreased, while above–average price rises were observed, for example, for tobacco and garden products. The comparatively high rate of price change compared to June 2007 was due to higher mineral oil prices (+1.7%) and, in particular, the prices of package holidays and accommodation services, which increased substantially at the beginning of the summer holiday season.
Source: Statistisches Bundesamt, Consumer prices in July 2007: +1.9% on July 2006, Press release, 16 August 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/08/PE07__322__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition)

Reference period(1)	Original percentages	Seasonally adjusted percentages
July 2006	8.1%	8.0%
August 2006	8.5%	8.2%
September 2006	8.1%	8.1%
October 2006	7.3%	7.8%
November 2006	7.0%	7.7%
December 2006	6.8%	7.6%
January 2007	7.5%	7.3%
February 2007	7.5%	6.8%
March 2007	7.2%	6.7%
April 2007	6.6%	6.4%
May 2007	—	6.3%
June 2007	—	6.3%
July 2007	—	6.2%

(1)	Up until reference month April 2007, data are based on the Federal Statistical Office’s ILO telephone survey. The telephone survey will be replaced by the Labour Force Survey (LFS) starting with the upcoming press release by the Federal Statistical Office of October 30, 2007. Until the publication of the revised series, the monthly coverage of the ILO labour market statistics has been partially suspended with respect to certain unemployment data. Currently, the seasonally adjusted figure of unemployed persons as obtained from the telephone survey is updated based on the seasonally adjusted development of the number of the registered unemployed.
     The number of employed persons increased by approximately 647,000 (+1.7%) in July 2007 as compared to July 2006. Monthly original figures for unemployed persons according to the ILO definition are currently not available due to ongoing changes in the method of collecting the data (see footnote (1) to the table above).
Sources: Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/
Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures using Census x-12-ARIMA
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/
Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Employment in July 2007: Another 1.7% rise on the previous year, Press release, 30 August 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/08/PE07__342__132,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current account and foreign trade

	(balance in EUR billion)
Item	January to June 2007	January to June 2006
Foreign trade	+97.6	+76.1
Services	-8.1	-9.8
Factor income (net)	+5.4	+9.1
Current transfers	-15.5	-15.2
Supplementary trade items	-6.4	-9.2

Current account	+73.0	+51.0
Source: Statistisches Bundesamt, German exports in June 2007: +11.9% on June 2006, Press release, 8 August 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/08/PE07__311__51,templateId=renderPrint.psml).
Fiscal Maastricht Criteria
     At its meeting on June 5, 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 be terminated. The Ecofin Council considered that Germany’s deficit—which stood at 1.7% of GDP in 2006, compared with 4% in 2003—had been reduced in a credible and sustainable manner, and also took into account the Commission’s spring forecast of further projected deficit reductions in 2007 and 2008. The Ecofin Council noted, however, that Germany’s government debt was projected to remain at 65.4% in 2007, which is above the EU’s 60% reference value. According to recent projections by the Federal Ministry of Finance, the general government deficit is expected to amount to 1/2 % of GDP in 2007.
Sources: Commission of the European Communities , Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007
(http://ec.europa.eu/economy_finance/about/activities/sgp/edp/edp_de_104.12.pdf); Council of the European Union, 2804th Council meeting, Luxembourg, 5 June 2007, Press Release (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf); Bundesministerium der Finanzen, Monatsbericht August 2007, page 61.

Exhibit (g)
CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES
The following information relates to certain German income tax consequences of owning the securities described in KfW’s prospectus dated April 9, 2007, and supersedes the disclosure set forth under the caption “Federal Republic Taxation –– Proposal for the Introduction of a Flat Tax on Investment Income” in that prospectus.
Introduction of a Flat Tax on Investment Income
The Corporate Tax Reform Act 2008, dated August 14, 2007, provides for the introduction of a flat tax on investment income (Abgeltungssteuer). The flat tax will be collected by way of withholding from interest income received after December 31, 2008. In addition, capital gains derived from non-business financial assets will be subject to the flat tax irrespective of any holding period, in cases where the assets are acquired after December 31, 2008. The flat tax will be collected at a rate of 25% (plus 5.5% solidarity surcharge thereon and, if applicable, church tax) of gross income. It will satisfy the income tax liability of a non-business investor with respect to investment income. However, investors may apply for a tax assessment on the basis of applicable general rules if the resulting income tax burden would be lower.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KFW

By:	/s/ Frank Czichowski

	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner

	Name:	Jochen Leubner
	Title:	Vice President
Date: August 31, 2007